THE RULE FAMILY TRUST
7770 El Camino Real
Carlsbad, California 92009
Phone: 760-943-3939 – Fax 760-943-3940

October 26, 2010

NEWS RELEASE

THE RULE FAMILY TRUST ACQUIRES SHARES
OF
EURASIAN MINERALS INC.

We have acquired control and direction over 866,100 common shares (representing 2.36% of the outstanding shares) of Eurasian Minerals Inc. (TSX-V: EMX) of Vancouver, British Columbia by purchases made through the TSX Venture Exchange at an average price of US$1.79 per share.

We now have control and direction over 5,219,785 common shares (representing 14.20% of Eurasian’s outstanding common shares).

Our joint actors acquired the shares for investment purposes. Presently, our joint actors do not have any intention of acquiring any further securities of Eurasian but may acquire ownership of or control over further securities in the future depending upon market circumstances.

We have filed an Early Warning Report with the British Columbia and Alberta Securities Commissions in respect of the acquisition. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from us.

Contact: Gretchen Carter